Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY enCore Energy Corp. 101 N. Shoreline Blvd, Suite 450 Corpus Christi, TX 78401

2.	DATE OF MATERIAL CHANGE February 26, 2024
3.	NEWS RELEASE News release dated February 26, 2023 was disseminated through the facilities of PRNewswire.
4.	SUMMARY OF MATERIAL CHANGE enCore Energy Completes US$70 Million Transaction with Boss Energy

5.

FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (“enCore” or the “Company”) (Nasdaq: EU; TSXV: EU) announced the completion of the transactions under the Master Transaction Agreement (“Transaction”) with Boss Energy Limited (“Boss Energy”) (ASX: BOE) (OTCQX: BQSSF), a leading Australian emerging ISR uranium producer, headlined by the sale of a 30% ownership interest in enCore's Alta Mesa project (“Alta Mesa”) to Boss Energy for US$60 million, and including an investment of US$10 million into enCore common shares by Boss Energy. The Transaction provides enCore with the financial capacity to significantly accelerate its uranium production pipeline across South Texas through the development of multiple satellite operations. In addition, the Transaction paves the way for accelerated development of enCore's Dewey Terrace and Dewey-Burdock projects straddling the Wyoming-South Dakota border and enables the Company to quicken development of its Gas Hills project in Wyoming.

Transaction Highlights

● enCore received US$60 million in full payment for Boss Energy's 30% share of the JV;

● enCore received an additional US$10 million from Boss Energy as payment for a private placement of 2,564,102 enCore shares;

● The formation of a joint venture company owning Alta Mesa with enCore holding a 70% joint venture interest and remaining the project manager, and Boss Energy holding a 30% joint venture interest.

Pursuant to the terms of a Master Transaction Agreement dated December 5, 2023, Boss acquired a 30% equity interest in a new limited liability company (the “JV Company”) that was formed to hold the Alta Mesa project, in exchange for a payment to enCore of US$60 million. enCore holds 70% equity in the JV Company. Upon closing of the Transaction, the parties entered into a joint venture agreement (the “JV Agreement”) which will govern the JV Company. Pursuant to the JV Agreement, enCore will act as manager of the JV Company and will be entitled to a management fee. The JV Company will distribute uranium from production at Alta Mesa on a pro rata basis according to enCore and Boss Energy's ownership interest. In the event a party's interest falls below 10%, the other party shall have a right to either acquire that interest, or elect to have the interest converted into a 1% production royalty at Alta Mesa.

Concurrently with the establishment of the JV Company, the parties entered into a uranium loan agreement providing for up to 200,000 pounds of uranium to be lent by Boss Energy to enCore. The loan will bear interest of 9% and be repayable in 12 months in cash or uranium at the election of Boss Energy.

Boss also acquired 2,564,102 common shares of enCore issued from treasury at a price of US$3.90 per share for total proceeds to enCore of US$10 million. The share price was fixed under the Master Transaction Agreement dated December 5, 2023 with the common shares subject to a four-month statutory hold period, expiring June 27, 2024.

Finally, the parties also entered into a strategic collaboration agreement for the joint collaboration and research to develop the Company's PFN technology, to be financed equally by each party.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
7.	OMITTED INFORMATION Not applicable.
8.	EXECUTIVE OFFICER William M. Sheriff, Executive Chairman Telephone: 972-333-2214

9.	DATE OF REPORT March 7, 2024